125 Broad Street New York, New York 10004-2498

TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

March 12, 2024

Via EDGAR

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Oaktree Strategic Credit Fund Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (333-261775; 814-01471)

Ladies and Gentlemen:

On behalf of Oaktree Strategic Credit Fund (the “Company”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “Securities Act Rules”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

This filing is made to include Class T shares of the Company in the Company’s continuous offering and make other related changes to the Registration Statement. As indicated on the cover page of the Registration Statement, the Company is an “emerging growth company” (as defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended).

Post-Effective Amendment No. 5 to the Registration Statement will become effective under the Securities Act automatically pursuant to Rule 486(a) under the Securities Act Rules 60 days after filing. The Company intends to file an amendment to the Registration Statement prior to the scheduled effective date to include all omitted information and necessary exhibits and respond to any comments from the Staff of the Commission’s Division of Investment Management on the accompanying filing.

Securities and Exchange Commission	-2-

If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Company please do not hesitate to contact me at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Mary Gallegly (Oaktree Strategic Credit Fund)